February 12, 2019

Jay Oliphant
Principal Financial and Accounting Officer
Ecoark Holdings, Inc.
1010 NW J Street, Suite I
Bentonville AR 72712

       Re: Ecoark Holdings, Inc.
           Form 10-Q For Quarter Ended September 30, 2018
           Filed November 9, 2018
           File No. 000-53361

Dear Mr. Oliphant:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q For Quarter Ended September 30, 2018

Part 1. Financial Information, page 1

1. Please tell us the date of the review report you received from KBL, LLP for their review of the Form 10-Q for the quarter ended September 30, 2018. In this regard, we note their letter provided in Exhibit 16 to the Item 4.01 Form 8-K. Article 10-01(d) of Regulation S-
       X requires the interim financial statements to be reviewed by an independent public accountant using applicable professional standards and procedures. If the interim financial statements were not fully reviewed by an independent public accountant prior to the filing of the Form 10-Q, please immediately amend the Form 10-Q to prominently disclose in the notes to the financial statements that the financial statements were not reviewed. Also, you should label the columns of the financial statements as "Not
Reviewed".

       Once the review of the financial statements have been completed by an independent registered accountant, file an amendment to the Form 10-Q to remove the disclosures
 Jay Oliphant
Ecoark Holdings, Inc.
February 12, 2019
Page 2
         regarding the lack of a SAS 100 review. Refer to Item 4 of your Form 10-Q. If the financial statements in your Form 10-Q were not reviewed when previously filed, you should reevaluate the disclosures in your Form 10-Q and other periodic reports regarding the adequacy of the company's disclosure controls and procedures and the certifications filed with your Form 10-Q regarding both disclosure controls and internal controls, in light of the lack of a review. Please revise the disclosures accordingly in the amended
         Form 10-Q.

         If the interim financial statements were not reviewed by an independent public accountant prior to the filing of the Form 10-Q, the 10-Q will not be considered to have been filed in a timely manner for purposes of Form S-3. In addition, until you have obtained a review of your interim financial statements filed under cover of Form 10-Q, registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective. In addition, offerings should not be made pursuant to effective registration statements or pursuant to Rules 505 and 506 of
         Regulation D where any purchasers are not accredited investors under Rule 501(a) of that
         Regulation, until the required review is completed.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 with any questions.



                                                              Sincerely,
FirstName LastNameJay Oliphant
                                                              Division of
Corporation Finance
Comapany NameEcoark Holdings, Inc.
                                                              Office of
Manufacturing and
February 12, 2019 Page 2                                      Construction
FirstName LastName